# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loma Negra Compania Industrial Argentina SA, CIK 0001711375
CUSIP: P63348109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Cecilia Grierson 355, 4th Floor, Capital Federal, United States (X1), C1107CPG
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001562230-21-000048
Filed by CIK 0001562230

## Reporting persons
- Capital International Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 23,299,475; shared voting power 0; sole dispositive power 23,299,475; shared dispositive power 0; aggregate amount beneficially owned 23,299,475 (4% of the class)

## Item 1. Issuer
Name of issuer: Loma Negra Compania Industrial Argentina SA
Address of issuer's principal executive offices: Cecilia Grierson 355, 4th Floor, Capital Federal C1107CPG, Argentina

## Item 2. Person Filing
Name of person filing: Capital International Investors
Address of principal business office or, if none, residence: 333 South Hope Street, 55th Fl, Los Angeles, CA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
23,299,475 **

**Capital International Investors ("CII") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CII's divisions of each of the investment management entities collectively provide investment management services under the name "Capital International Investors." CII is deemed to be the beneficial owner of 23,299,475 shares or 4.0% of the 583,483,151 shares believed to be outstanding. Shares reported include 4,659,895 Depository Receipts, which represent 23,299,475 Common Stock.
Percent of class: 4.0
Sole power to vote or to direct the vote: 23,299,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 23,299,475
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital International Investors: Jae Won Chung, Vice President and Senior Counsel II, Capital Research and Management Company (02/13/2025)